Exhibit 21.01

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

King Digital Malta Holding Limited	Malta
Midasplayer International Holding Company p.l.c.	Malta
King Digital Malta Intermediate Limited	Malta
King.com Limited	Malta
Midasplayer Malta Holding Company Limited	Malta
Midasplayer AB	Sweden
King Mobile AB	Sweden
Midasplayer.com Limited	United Kingdom
Digital Jester Limited	United Kingdom
Midasplayer (Skills) Limited	United Kingdom
King.com Inc.	Delaware, United States of America
King.com Payments Inc.	Delaware, United States of America
Midasplayer Vertriebs GmbH	Germany
King Japan Co., Ltd.	Japan
King Games Studio S.L.	Spain
King Shared Services S.L.	Spain
King Games Studio (Bucharest) SRL	Romania